Exhibit 99.2

UBIC, Inc. To Integrate U.S. Subsidiaries

UBIC North America, Inc. and TechLaw Solutions, to be Merged into EvD, Inc.

TOKYO, May 26, 2016 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big data analysis services, today announced that pursuant to its Board of Directors’ Meeting on May 26, 2016, a resolution was approved to merge UBIC North America, Inc. (“UNA”) and TechLaw Solutions, Inc. (“TLS”) into EvD, Inc. (“EvD”). Since this merger is a simplified merger of UBIC’s wholly-owned consolidated subsidiaries, certain disclosure items and details have been omitted.

Particulars

1.                  Purpose of Merger

EvD, UNA and TLS are consolidated subsidiaries of UBIC which engage in the e-discovery business and related consulting businesses in North America. Based upon the similarity of these business lines, the integration of these subsidiaries will further streamline the overlapping business lines and improve overall efficiency resulting in reduced redundancies and expenses.

2.                  Outline of the Merger

(1)             Schedule

Resolution of the Board of Directors	May 26, 2016
Signing of the merger agreement	July 1, 2016
Scheduled date of the merger (effective date)	July 1, 2016

(2)             Method of the merger

A simplified merger, with EvD as the surviving company, and UNA and TLS being dissolved.

(3)             Details of allotment related to the merger

Since at the time of the merger, EvD will be wholly-owned subsidiary of the Company and UNA and TLS are wholly-owned subsidiaries of EvD, there will be no issuance of the Company’s shares, a capital increase or a cash payment by the Company as a result of the merger.

(4)             Handling of share subscription rights and bonds with share subscription rights of the dissolving company

EvD, UNA and TLS have not issued share subscription rights or bonds with share subscription rights.

3.                  Outline of Companies Involved in the Merger (as of March 31, 2016)

	Surviving company	Dissolving company	Dissolving company
(1) Company name	EvD, Inc.	UBIC North America, Inc.	Techlaw Solutions, Inc.
(2) Location of Head Office	611 Mission Street, 4th Fl. San Francisco, CA 94105, USA	3 Lagoon Drive, Suite 180, Redwood City, CA94065 USA	14399 Penrose Place, Suite 200, Chantilly, VA 20151 USA
(3) Name of Representative (CEO)	Alejandrino F. Jimenez	Alejandrino F. Jimenez	Alejandrino F. Jimenez
(4) Line of business	E-discovery, legal/compliance professional services	E-discovery, legal/compliance professional services	E-discovery, legal/compliance professional services

(5) Established(Year)	1997	2007	1983
(6) Fiscal year end	December 31 (will change to March 31)	March 31	March 31
(7) Major shareholders and ownership ratio (as of March 31, 2016)	UBIC, Inc.	UBIC, Inc.	UBIC, Inc.

4.                  Status after the Merger

After the merger, there will be no change in EvD’s officers and directors or line of business. The new, combined U.S. entity will be called “FRONTEO USA, Inc.” and its head office will be located at1114 Avenue of Americas, 4th Floor, New York, NY 10036 USA

5.                  Future Outlook

Since this is a simplified merger among the Company’s wholly-owned subsidiaries, the impact of the merger on consolidated business results will be minor.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board
Masahiro Morimoto

Address any inquiries to
Chief Financial Officer and Chief Administrative Officer
Masami Yaguchi